

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 20, 2022

Bong Lau
Chief Executive Officer
Intelligent Living Application Group Inc.
Unit 2, 5/F, Block A, Profit Industrial Building
1-15 Kwai Fung Street, Kwai Chung
New Territories, Hong Kong

> **Re:  Intelligent Living Application Group Inc.**
> **Amendment No. 6 to Registration Statement on Form F-1**
> **Filed November 23, 2021**
> **File No. 333-248684**

Dear Mr. Lau:

We have reviewed your amended registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.  Unless we note otherwise, our references to prior comments are to comments in our November 16, 2021 letter.

Form F-1/A filed November 23, 2021

Cover Page

1.  Your disclosure, on the cover page of your prospectus, should address how recent statements and regulatory actions by China's government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.  Please disclose whether the PCAOB is able to investigate completely your auditor and whether and how the Holding Foreign Companies Accountable Act will impact your company.

2.      Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company.

Prospectus Summary, page 1

3.      Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

Summary of Risks Associated with Our Business, page 4

4.      We note your summary of risk factors.  Please provide a cross-reference to the more detailed discussion of these risks in the prospectus.

Risk Factors
Recent joint statement by the SEC and the Public Company Accounting Oversight Board, page 35

5.      Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

Compensation of Directors and Executive Officers, page 112

6.      Please update your executive compensation disclosure to reflect the most recently completed fiscal year. Refer to Item 6.B of Form 20-F.

        You may contact Beverly Singleton at (202) 551-3328 or Andrew Blume at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters.  Please contact Sergio Chinos at (202) 551-7844 or Asia Timmons-Pierce at (202) 551-3754 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing

cc:     Jeffrey Li